Olin Corporation

190 Carondelet Plaza, Suite 1530

Clayton, Missouri 63105

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Mr. Andrew Schoeffler

Olin Corporation

Registration Statement on Form S-4 (File No. 333-138238)

January 11, 2007

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) Olin Corporation hereby requests the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 4:00 p.m. (Eastern Time) on Thursday, January 11, 2007, or as soon thereafter as practicable.

In connection with the request for acceleration of the above-referenced Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on January 11, 2007, Olin Corporation (the “Company”) hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Kris F. Heinzelman at (212) 474-1336 or Jack Curtis at (212) 474-1244, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

OLIN CORPORATION,

By:	/s/ George H. Pain
Name:	George H. Pain
Title:	Vice President, General Counsel and Secretary